MBZ Parts, Inc. (the "Company") a California Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
MBZ Parts, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 14, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	12,205	-
Accounts Receivable	13,232	-
Other	9,877	-
Total Current Assets	35,314	-
Non-current Assets		
Fixtures, net of Accumulated Depreciation	6,340	-
Security Deposits	9,293	15,000
Total Non-Current Assets	15,633	15,000
TOTAL ASSETS	50,947	15,000
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	110,162	-
Line of Credit - Related Party	120,000	38,140
Line of Credit	24,057	-
Short Term Debt - Related Party	67,582	-
Accrued Interest - Related Parties	39,488	-
Other Liabilities	427	-
Total Current Liabilities	361,715	38,140
Long-term Liabilities		
Notes Payable - Related Party	31,562	-
Total Long-Term Liabilities	31,562	-
TOTAL LIABILITIES	393,278	38,140
EQUITY		
Common Stock	186,000	-
Stock Subscription Receivable	(86,000)	-
Accumulated Deficit	(442,331)	(23,140)
Total Equity	(342,331)	(23,140)
TOTAL LIABILITIES AND EQUITY	50,947	15,000

Statement of Operations

	Year Ended December 31, 2021	2020
Revenue	21,646	-
Cost of Revenue	14,010	-
Gross Profit	7,636	-
Operating Expenses		
Advertising and Marketing	25,714	-
General and Administrative	188,231	3,140
Rent and Lease	169,073	20,000
Depreciation	760	-
Total Operating Expenses	383,778	23,140
Operating Income (loss)	(376,142)	(23,140)
Other Income		
Other	15,000	-
Total Other Income	15,000	-
Other Expense		
Interest Expense - Related Parties	39,488	-
Interest Expense	18,561	-
Total Other Expense	58,049	-
Earnings Before Income Taxes	(419,191)	(23,140)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(419,191)	(23,140)

Statement of Changes in Shareholder Equity

	Common Stock					
	# of Shares Amount	$ Amount	Subscription Receivable	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 10/13/2020 (Inception)	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	(23,140)	(23,140)
Ending Balance 12/31/2020	-	-	-	-	(23,140)	(23,140)
Issuance of Common Stock	824,375	186,000	(86,000)	-	-	100,000
Additional Paid in Capital	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	(419,191)	(419,191)
Ending Balance 12/31/2021	824,375	186,000	(86,000)	-	(442,331)	(342,331)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(419,191)	(23,140)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	760	-
Accounts Payable and Accrued Expenses	110,162	-
Inventory	-	-
Accounts Receivable	(13,232)	-
Accrued Interest - Related Parties	39,488	-
Other	(9,450)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	127,728	-
Net Cash provided by (used in) Operating Activities	(291,463)	(23,140)
INVESTING ACTIVITIES		
Furniture & Fixtures	(7,100)	-
Security Deposit	5,707	(15,000)
Net Cash provided by (used by) Investing Activities	(1,393)	(15,000)
FINANCING ACTIVITIES		
Line of Credit - Related Party	81,860	38,140
Line of Credit	24,057	-
Notes Payable - Related Party	99,144	-
Stock Subscription Receivable	(86,000)	-
Issuance of Common Stock	186,000	-
Net Cash provided by (used in) Financing Activities	305,061	38,140
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	12,205	-
Cash at end of period	12,205	-

MBZ Parts, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

MBZ Parts, Inc ("the Company") was formed in California on October 13th, 2020. The Company earns revenue via the sale of auto parts.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company's performance obligation is the delivery of products. Revenue is recognized at the time of shipping.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life in Years**	**Cost**	**Accumulated Depreciation**	**Disposals**	**Book Value as of 12/31/21**
Fixtures	7	7,100	(760)	-	6,340
Grand Total	**-**	**7,100**	**(760)**	**-**	**6,340**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Rent and Lease

The Company leases its warehouse space under a 3-year operating lease. The current lease term ends April 30th, 2024. The lease provides the Company with the right to two optional 3-year extensions and is cancelable upon three months written notice. The lease required a security deposit of $9,293.

Year Ending April 30th,	Payment
2022	9,022
2023	9,293
2024	9,572
2025	9,859
2026	10,155
2027	10,460
2028	10,774
2029	11,098

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2021.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company

does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

On December 6th, 2021, the Company entered into a short-term loan agreement for $5,000 with a family member of a board member to help transition to wholesale sales for 2022. The loan did not accrue interest and was due on March 7th, 2022. The balance of the loan was $5,000 as of December 31st, 2021.

On December 6th, 2021, the Company entered into a short-term loan agreement for $25,000 with a family member of a board member to help transition to wholesale sales for 2022. The loan did not accrue interest and was due on March 7th, 2022. The balance of the loan was $25,000 as of December 31st, 2021. See Note 7 – Subsequent Events for additional details on this loan.

On December 6th, 2021, the Company entered into a short-term loan agreement for $9,000 with a related party to help transition to wholesale sales for 2022. The loan did not accrue interest and was due on March 7th, 2022. The balance of the loan was $9,000 as of December 31st, 2021.

On December 6th, 2021, the Company paid $31,562 of debt owed to a company owned by the founder by taking on a term loan of the same value owed to a board member. The loan accrued interest of 5% and contains principal payments of $564 beginning on July 25th, 2023. The loan is due in June of 2029. The balance of the loan was $31,562 as of December 31st, 2021.

On April 26th, 2021, the Company paid $80,000 of debt owed to a company owned by the founder by taking on a LOC note of the same value owed to a shareholder. The line of credit carries a 12% interest rate and is due on demand.

On May 20th, 2021, the Company entered into a LOC agreement with a shareholder totaling $40,000 to help transition to wholesale sales for 2022. The line of credit carries a 36% interest rate and is due on demand.

The Company entered into a loan agreement with a related party. The amount does not accrue interest and is due on demand. The balance of the loan was $28,582 as of December 31st, 2021.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company entered into a LOC agreement with a third party. The line of credit accrues interest of 6.75%. The balance of the LOC was $24,057 as of December 31st, 2021.

See Note 3 – Related Parties for details of loans and LOCs entered into with related parties.

Debt Summary

				For the Year Ended December 2021			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
Notes Payable - Related Party 1	5,000	None	Due on Demand	5,000	-	5,000	-
Notes Payable - Related Party 2	25,000	None	Due on Demand	25,000	-	25,000	-
Notes Payable - Related Party 3	28,582	None	Due on Demand	28,582	-	28,582	-
Notes Payable - Related Party 4	9,000	None	Due on Demand	9,000	-	9,000	-
Notes Payable - Related Party 5	31,562	5%	2029	-	31,562	31,562	1,999
Line of Credit - Related Party	80,000	12%	Due on Demand	80,000	-	80,000	16,212
Line of Credit - Related Party	40,000	36%	Due on Demand	40,000	-	40,000	21,277
Line of Credit	24,057	6.75%	Due on Demand	24,057	-	24,057	-
Total				211,638	31,562	243,201	39,488

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	211,638
2023	2,820
2024	6,768
2025	6,768
2026	6,768
Thereafter	8,439

NOTE 6 – EQUITY

The Company has authorized 1,800,000 common shares with no par value. 824,375 common shares were issued and outstanding as of December 31st, 2021.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 200,000 preferred shares with no par value. No preferred shares have been issued.

Voting: Preferred stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock. As of December 31, 2021, no dividends had been declared.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 14, 2023, the date these financial statements were available to be issued.

The Company paid $200,000 to a related party company in exchange for all parts-related assets and operations. These operations were transferred in January of 2023. The Company paid this amount by assuming various liabilities of the related party company, which consisted of a SBA EIDL note of $100,100 and a loan from a shareholder for $86,000.

The short-term loan totaling $25,000 disclosed in Note 3 – Related Parties was increased to $35,000 on March 2nd, 2022, and fully repaid on August 24th, 2022. The Company entered into a separate short-term loan with the same related party for $25,000 on December 29th, 2022, which does not accrue interest, and is due on demand.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.